Exhibit 99.12

April  22nd, 2026

Comisión Nacional Bancaria y de Valores

Insurgentes Sur No. 1971

Col. Guadalupe Inn

01020 Ciudad de México

Bolsa Mexicana de Valores, S.A.B. de C.V.

Reforma No. 255, Mezzanine

Colonia Cuauhtémoc

06500, Ciudad de México

NEW YORK STOCK EXCHANGE

Re: Declaration referred to in article 32 of the General Provisions applicable to Entities and Issuers supervised by the National Banking and Securities Commission that hire external audit services of basic financial statements.

The undersigned, Lorenzo Dominique Berho Carranza, Juan Felipe Sottil Achutegui and Alejandro Pucheu Romero, representatives of the Company CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V., ("Vesta"), we appear to comply with the provisions of article 32 of the General Provisions applicable to Entities and Issuers supervised by the National Banking and Securities Commission that hire external audit services of Financial Statements Basic (the "Provisions"), since our client has the status of Issuer according to the records that exist both in that commission and in the Mexican Stock Exchange. The terms used with an initial capital letter will have the same meaning attributed to them in the Provisions.

In this regard, the undersigned, as responsible for initialing the Basic Financial Statements approved in terms of the provisions that are applicable to the Issuer, within the scope of our respective functions, declare, under oath of truth:

i)       That we have reviewed the information presented in Vesta's audited Basic Financial Statements.

ii) That the audited Basic Financial Statements do not contain information on false facts, nor have we omitted any relevant fact or event, that is to our knowledge, that could be necessary for their correct interpretation in light of the provisions under which they were prepared.

iii) That the audited Basic Financial Statements and the additional information thereto fairly present, in all material respects, the financial situation and results of operations of Vesta and its subsidiaries.

iv) That internal controls have been established and maintained, as well as procedures related to the disclosure of relevant financial information.

v) That we have designed internal controls with the objective of ensuring that important aspects and information related to Vesta and its subsidiaries are made known to management.

vi) That we have revealed to the Galaz, Yamazaki, Ruiz Urquiza, S.C. office (member firm of Deloitte Touche Tohmatsu Limited in Mexico), as the firm in charge of providing external audit services to Vesta and its subsidiaries, as well as to the audit committee, through timely communications, the significant deficiencies detected in the design and operation of the control internal that could adversely affect, among others, the function of recording, processing and reporting Vesta's financial information; and

vii) That we have disclosed to the firm that provides the independent external audit services and, where applicable, to the audit committee, any alleged fraud or irregularity that comes to our knowledge and involves management or any other employee who plays an important role, related to internal controls.

Regards

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

/s/ Lorenzo Dominique Berho Carranza	/s/ Juan Felipe Sottil Achutegui
Lorenzo Dominique Berho Carranza	Juan Felipe Sottil Achutegui
CEO	CFO

/s/ Alejandro Pucheu Romero

Alejandro Pucheu Romero

CLC